UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________
FORM 11-K _____________
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to _______

Commission File No. 001-02217
CARIBBEAN REFRESCOS, INC. THRIFT PLAN (Full title of the plan)
THE COCA-COLA COMPANY (Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza Atlanta, Georgia 30313 (Address of the plan and address of issuer's principal executive offices)

CARIBBEAN REFRESCOS, INC.
THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004
and for the Year Ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2005 and 2004
and for the Year Ended December 31, 2005

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)	10

BANKS, FINLEY, WHITE & CO.
CERTIFIED PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of
 Caribbean Refrescos, Inc.
Caribbean Refrescos, Inc.
Cidra, Puerto Rico

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year then ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia
June 23, 2006

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
ASSETS
Investments (Notes 3 and 4)	$23,011,055	$23,925,247

Contributions receivable:
Employer	-	12,912
Participants	-	29,381
Total contributions receivable	-	42,293

NET ASSETS AVAILABLE FOR BENEFITS	$23,011,055	$23,967,540

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income:
Dividend income	$484,247
Interest income	110,136
Total investment income	594,383
Contributions:
Employer	534,835
Participants	1,243,748
Total contributions	1,778,583
Total additions	2,372,966
Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	482,120
Distributions to Participants	2,835,721
Administrative expenses	11,610

Total deductions	3,329,451
Net decrease in net assets available for benefits	(956,485)
Net assets available for benefits, beginning of year	23,967,540
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$23,011,055

The accompanying notes are an integral part of the financial statements.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements
December 31, 2005 and 2004

Note 1 - Description of Plan

The following description of the Caribbean Refrescos, Inc. Thrift Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering a majority of the employees of Caribbean Refrescos, Inc. (the “Company”), a wholly owned subsidiary of The Coca-Cola Company. Eligible employees may begin participating in the Plan after reaching age 18 and completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company currently making a matching contribution equal to 100% of the first 3% of compensation contributed by a Participant subject to certain limitations imposed by the Puerto Rico Internal Revenue Code of 1994 (the “Code”).

Participants may contribute to the Plan with “Before-Tax” dollars or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes. Participants may contribute up to 13% (10% on a “Before-Tax” basis) of their annual compensation to the Plan, subject to certain limitation imposed by the Code. For 2005, the maximum “Before-Tax” annual contribution amount was $8,000.

All contributions are paid to a trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into The Coca-Cola Company Stock Fund, and 10 mutual and collective trust funds with various investment objectives and strategies.

All Company matching contributions are invested in The Coca-Cola Company Stock Fund and are immediately vested to the Participants.

Participants are allowed to roll over account balances from other qualified retirement plans or Individual Retirement Accounts into the Plan.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

Valuation of Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund credited to Participant accounts. Units are revalued on a daily basis to reflect earnings and other transactions. Participant account balances are updated on a daily basis to reflect transactions affecting account balances.

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax”, “After-Tax” and rollover account balances.

The following applies to Participant loans:

(a)
The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)	The minimum amount that a Participant may borrow is the lesser of 50% of their account balance or $1,000.
(c)	The loan interest rate is the prime rate (as published in The Wall Street Journal at the inception of the loan) plus 1%.
(d)	The loan repayment period is one to five years for a general purpose loan and one to 15 years for a loan used to purchase or build a principal residence.

Payment of Benefits

Generally, payments from the Plan are made in a single lump sum upon a Participant’s retirement, termination or disability. However, if a Participant dies, the surviving spouse or other designated beneficiary may choose to receive payment from the Plan in up to 10 annual installments. Participants may elect to receive in-service withdrawals from their After-Tax account balances.

Administration

The Company is the named plan administrator as defined in ERISA Section 3(16)(A). However, the Thrift Plan Committee of Caribbean Refrescos, Inc. (the “Committee”), on behalf of the Company and as designated in the Plan document, has substantial control of and discretion over the administration of the Plan.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 1 - Description of Plan (Continued)

Plan Termination

The Company expects the Plan to be continued indefinitely but reserves the right to terminate the Plan or to discontinue its contributions to the Plan at any time, by written document approved by the Committee. In the event of termination, the Committee may either:

(a)	continue the trust for as long as it considers advisable, or
(b)	terminate the trust, pay all expenses from the trust fund, and direct the payment of Participant account balances, either in the form of lump-sum distributions, installment payments, or any other form selected by the Committee.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Investments

All investments are stated at fair value. The investments in common stock of The Coca-Cola Company and the mutual funds are determined at the quoted prices in active markets at the last reported sales price on the last business day of the Plan year. Investments in collective trust funds are stated at fair value, based on quoted redemption values as determined by the investment manager. Participant loans are valued based upon remaining unpaid principal plus any accrued but unpaid interest.

Administrative Expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 3 - Investments

The fair value of investments at December 31 is as follows:

	2005	2004

Participant-directed investments	$10,878,156	$11,641,026
Nonparticipant-directed investments	12,132,899	12,284,221
	$23,011,055	$23,925,247

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 is as follows:

	2005	2004

Common stock of The Coca-Cola Company	$17,739,262	$17,933,640
AIM Money Market Fund	1,772,050	1,639,528

Investments in common stock of The Coca-Cola Company include both participant-directed and nonparticipant-directed investments.

During 2005, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2005

Net appreciation (depreciation) in fair value of investments (as determined by quoted market prices):
Common stock of The Coca-Cola Company	$(571,382)
Mutual funds	50,765
$(520,617)

Net appreciation in fair value of investments (as determined by the investment manager):
Collective trust funds	38,497
Net depreciation in fair value of investments	$(482,120)

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 4 - Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31, 2005	December 31, 2004

Net assets, at fair value:
The Coca-Cola Company Stock Fund	$12,132,899	$12,284,221

Year Ended December 31, 2005

Changes in net assets:
Contributions	$534,835
Dividends	323,186
Net depreciation	(371,982)
Distributions to Participants	(643,604)
Transfers from other investment funds, net	10,389
Administrative expenses	(4,146)
Net decrease	$(151,322)

Note 5 - Transactions with Party-in-Interest

The Plan received dividends on common stock of The Coca-Cola Company in 2005 of $484,247. The Plan purchased 21,608 shares of common stock of The Coca-Cola Company with a fair value of $921,751 in 2005. During 2005, the Plan sold 12,220 shares of common stock of The Coca-Cola Company for proceeds of $532,258, resulting in a gain of $244,473 based on historical cost. The Plan held 440,071 and 430,683 shares of common stock of The Coca-Cola Company as of December 31, 2005 and 2004, respectively, with a fair value of $17,739,262 and $17,933,640, respectively.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN

Notes to Financial Statements (Continued)

Note 6 - Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statement of net assets available benefits.

Note 7 - Income Tax Status

The Plan qualifies under Sections 165(a) and 165(e) of the Puerto Rico Income Tax Act of 1954 (the “Act”), as amended, (for applicable tax years) and Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended, (for applicable tax years) and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the applicable tax requirements to maintain its qualification. The Plan obtained a determination letter on October 19, 1990, in which the Puerto Rico Department of the Treasury ruled that the Plan, as then designed, was in compliance with the applicable requirements of the Act. The Plan has been amended subsequent to receiving this determination letter. The Plan obtained letters on October 22, 1998 and September 27, 2000, in which the Puerto Rico Department of the Treasury ruled that the amendments do not affect the qualified status of the Plan. The Committee has indicated that it will take whatever actions are necessary to maintain the Plan’s tax-qualified status.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
EIN: 66-0276572  PN: 001
Schedule H, line 4i - Schedule of Assets (Held at End of Year) December 31, 2005

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Short-Term Investment:
	Federated Investors, Inc.	Federated Government Obligation Fund #5	$412,802	$412,802

	Common Stock:
*	The Coca-Cola Company	Common stock	10,567,099	17,739,262

	Mutual Funds:
	AIM Advisors, Inc.	Money Market Fund	1,772,050	1,772,050
	AIM Advisors, Inc.	Dynamics Fund	394,869	374,041
	AIM Advisors, Inc.	Basic Balanced Fund	221,266	233,291
	AIM Advisors, Inc.	Income Fund	118,139	114,702
	AIM Advisors, Inc.	Intermediate Government Fund	444,651	427,064
	AIM Advisors, Inc.	Blue Chip Fund	816,184	724,746
	AIM Advisors, Inc.	Global Growth Fund	79,935	80,730
	AIM Advisors, Inc.	Basic Value Fund	222,140	262,360
	Total Mutual Funds		4,069,234	3,988,984

	Collective Trust Funds:
	INVESCO	Structured Small Cap Value Equity Trust	219,167	291,508
	INVESCO	International Equity Trust	76,448	90,304
	Total Collective Trust Funds		295,615	381,812

	Participant Loans:
*	Participants	Loans with interest rates ranging from
		5.0% to 10.5%. Maturities through 2020.	-	488,195

	Total Assets (Held at End of Year)		$ 15,344,750	$ 23,011,055

*	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee of Caribbean Refrescos, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CARIBBEAN REFRESCOS, INC. THRIFT PLAN
(Name of Plan)

By: /s/ Candido Collazo Candido Collazo Chairman, Thrift Plan Committee of
Caribbean Refrescos, Inc.

Date: June 27, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm